UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MONTPELIER RE HOLDINGS LTD.

(Name of Issuer)

Common Shares, par value 1/6 of a cent per share

(Title of Class of Securities)

G62185 10 6

(CUSIP Number)

Robert Seelig, Esq.
Vice President and General Counsel
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755
(603) 640-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G62185 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) White Mountains Insurance Group, Ltd. 94-2708455

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,111,396.5*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,111,396.5*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,111,396.5*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%**

14.	Type of Reporting Person (See Instructions) HC, CO

*                    The reporting person directly owns no shares of Common Stock, par value 1/6 cent per share (“Common Shares”) of Montpelier Re Holdings Ltd. (the “Issuer”) and indirectly owns (through wholly-owned affiliates) 939,039 Common Shares. The reporting person also owns non-voting warrants to acquire Common Shares at a price of $16.67 per Common Share through January 3, 2012 which are currently exercisable (“Warrants”).  The reporting person directly owns 3,580,466.2 Warrants and indirectly owns (through wholly-owned affiliates) an additional 3,591,891.3 Warrants.

**             Determined in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

CUSIP No. G62185 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fund American Reinsurance Company, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,150,000.0*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,150,000.0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,150,000.0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7%**

14.	Type of Reporting Person (See Instructions) IC, CO

*                    The amounts shown in rows (8), (10) and (11) represent 3,150,000.0 Warrants held directly by the reporting person.

**             Determined in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

CUSIP No. G62185 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) White Mountains Holdings Bermuda, Ltd. 98-0216630

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 929,850*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 929,850*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 929,850*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8%**

14.	Type of Reporting Person (See Instructions) HC, CO

*                    The amounts shown in rows (8), (10) and (11) represent 929,850 Common Shares held directly by the reporting person.

**             Determined in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

CUSIP No. G62185 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Folksamerica Reinsurance Company 13-2997499

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 451,080.3*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 451,080.3*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 451,080.3*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%**

14.	Type of Reporting Person (See Instructions) IC, CO

*                    The amounts shown in rows (8), (10) and (11) represent 9,189 Common Shares and 441,891.3 Warrants held directly by the reporting person.

**             Determined in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

CUSIP No. G62185 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) White Mountains Advisors, LLC. 04-6140276

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,111,396.5*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,111,396.5*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%**

14.	Type of Reporting Person (See Instructions) IA, CO

*                    White Mountains Advisors, LLC. does not directly own any Common Shares or Warrants, but through investment advisory agreements, directly controls 939,039 Common Shares and 7,172,357.5 Warrants.

**             Determined in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

Introduction

This Amendment No. 3 serves to update and correct Amendment No. 2 which was filed on October 6, 2006.  This Amendment No. 3 amends the original Schedule 13D filed by White Mountains Insurance Group. Ltd. (“WTM”) dated March 24, 2003 and all previously filed amendments thereto (the “Amended Schedule 13D”). This Amendment No. 3 is hereby filed by the Reporting Persons (as defined herein) pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder.

Item 2.    Identity and Background

Item 2 of the Amended Schedule 13D is hereby superseded as follows:

(a)-(f)   The names of the persons filing Amendment No. 3 to the Amended Schedule 13D are WTM, a Bermuda company, Fund American Reinsurance Company, Ltd., a Bermuda company (“FA Re”), White Mountains Holdings Bermuda, Ltd., a Bermuda company (“WMHBL”), Folksamerica Reinsurance Company (“FRC”), a New York corporation and White Mountains Advisors, LLC., a Delaware company (“WMADV”).  WTM, FA Re, WMHBL, FRC and WMADV are collectively referred to herein as the “Reporting Persons”.  FA Re, WMHBL, FRC and WMADV, are indirect wholly-owned subsidiaries of WTM.

WTM’s principal businesses are conducted through its subsidiaries and affiliates in the businesses of property and casualty insurance and reinsurance.  WTM’s headquarters are located at Crawford House, 23 Church Street, Hamilton, Bermuda HM 11, its principal executive office is located at Harborside Financial Center, Plaza 5, Jersey City, New Jersey 07311-1114 and its registered office is located at Clarendon House, 2 Church Street, Hamilton, Bermuda HM 11. Set forth in Schedule A attached hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of WTM’s directors and executive officers.  During the last five years, neither WTM nor, to WTM’s knowledge, any person named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither WTM nor, to WTM’s knowledge, any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FA Re’s principal businesses are property and casualty insurance and reinsurance.  FA Re’s headquarters and principal executive office is located at Bohusgatan 14, SE-106 60, Stockholm, Sweden and its registered office is located at Clarendon House, 2 Church Street, Hamilton, Bermuda HM 11.  Set forth in Schedule B attached hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of FA Re’s directors and executive officers.  During the last five years, neither FA Re nor, to FA Re’s knowledge, any person named in Schedule B hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither FA Re nor, to FA Re’s knowledge, any person named in Schedule B hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

WMHBL is a holding company.  WMHBL’s headquarters and principal executive office is located at the Bank of Butterfield Building, 42 Reid Street, Hamilton HM 12 Bermuda and its registered office is located at Clarendon House, 2 Church Street, Hamilton, Bermuda HM 11.  Set forth in Schedule C attached hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of WMHBL’s directors and executive officers.  During the last five years, neither WMHBL nor, to WMHBL’s knowledge, any person named in Schedule C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither WMHBL nor, to WMHBL’s knowledge, any person named in Schedule C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FRC’s principal business is property and casualty reinsurance.  FRC’s headquarters and principal executive office and statutory home office is located at One Liberty Plaza, New York, New York 10006.  Set forth in Schedule D attached hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of FRC’s directors and executive officers.  During the last five years, neither FRC nor, to FRC’s knowledge, any person named in Schedule D hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither FRC nor, to FRC’s knowledge, any person named in Schedule D hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

WMADV is an investment advisor registered under the Investment Company Act of 1940.  WMADV’s headquarters, principal executive office and registered office is located 370 Church Street, Guilford, Connecticut 06437.  Set forth in Schedule E attached hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of WMADV’s directors and executive officers.  During the last five years, neither WMADV nor, to WMADV’s knowledge, any person named in Schedule E hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither WMADV nor, to WMADV’s knowledge, any person named in Schedule E hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby superseded as follows:

(a)   The Reporting Persons beneficially own a total of 8,111,396.5 Common Shares and Warrants representing approximately 6.9% of the Common Shares of the Issuer as determined in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.  The aggregate number of Common Shares of the Issuer has been determined  based on 109,880,882 Common Shares outstanding (as reported in the Issuer’s most recent Form 10-Q filed August 9, 2006) and that the Reporting Persons owned 7,172,357.5 Warrants at that date which are immediately exercisable.

WTM directly owns no Common Shares and indirectly owns (through WMHBL and FRC) 939,039 Common Shares.  WTM directly owns 3,580,466.2 Warrants and indirectly owns (through FA Re and FRC) an additional 3,591,891.3 Warrants.  WTM’s total direct and indirect ownership of Common Shares and Warrants represents approximately 6.9% of the Common Shares of the Issuer.

FA Re directly owns 3,150,000.0 Warrants which represents approximately 2.7% of the Common Shares of the Issuer.

WMHBL directly owns 929,850 Common Shares which represents approximately .8% of the Common Shares of the Issuer.

FRC directly owns 9,189 Common Shares and 441,891.3 Warrants which represents approximately .4% of the Common Shares of the Issuer.

WMADV owns no Common Shares or Warrants, but through investment advisory agreements with WTM, FA Re, WMHBL and FRC, directly controls approximately 6.9% of the Common Shares of the Issuer.

Messrs. Barrette, Hudson, John Gillespie and Waters, each persons named in Item 2 hereof, are deemed to beneficially own and have sole dispositive power over 2,333, 500, 15,267 and 30,000 Common Shares, respectively.  In addition, Messrs. Berkowitz and John Gillespie have sole dispositive power over 503 and 245,793 Common Shares, respectively, which each manages under investment advisory arrangements on behalf of their respective clients.

(b)  The 939,039 Common Shares held directly by WMHBL and FRC are entitled to vote.  The 7,172,357.5 Warrants held by the Reporting Persons are not entitled to vote.  Through investment advisory agreements, WMADV has sole voting power over the Common Shares held by WMHBL.

Messrs. Barrette, Hudson, John Gillespie and Waters, each persons named in Item 2 hereof, are deemed to beneficially own and have sole voting power over 2,333, 500, 15,267 and 30,000 Common Shares, respectively.  In addition, Mr. John Gillespie has sole voting power over 245,793 Common Shares which he manages under investment advisory arrangements on behalf of his clients.

(c)  None of the persons named in Item 2 hereof effected any transactions with respect to the Common Shares of the Issuer during the past sixty days, except Messrs. Byrne and John Gillespie.  From August 31, 2006 to September 8, 2006, Mr. Byrne sold a total of 300,000 Common Shares on the open market pursuant to Rule 144 at an average price per Common Share of $17.88. A family company, of which Mr. John Gillespie and his children are 10% beneficial owners, sold Common Shares from September 14, 2006 to September 18, 2006, 6,017 of which were beneficially owned by Mr. John Gillespie, at an average price of $19.41. In addition, from September 12, 2006 to September 20, 2006, the clients of Prospector Partners, LLC, an investment management firm controlled by Mr. John Gillespie, sold a total of 653,400 Common Shares that are deemed to be beneficially owned by Mr. John Gillespie, on the open market at an average price per share of $19.36.

Item 7.    Material to Be Filed as Exhibits

Item 7 of the Amended Schedule 13D is hereby superseded as follows:

Exhibit Number	Exhibit Name
1.

Agreement dated as of September 30, 2006, among White Mountains Insurance Group, Ltd. White Mountains Advisors, LLC., Fund American Reinsurance Company, Ltd., White Mountains Holdings Bermuda, Ltd and Folksamerica Reinsurance Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 10, 2006

WHITE MOUNTAINS INSURANCE GROUP, LTD.

by	/s/ Robert Seelig
Name:	Robert Seelig
Title:	General Counsel

FUND AMERICAN REINSURANCE COMPANY. LTD.

by	/s/ Anders Henriksson
Name:	Anders Henriksson
Title:	President

WHITE MOUNTAINS HOLDINGS BERMUDA, LTD.

by	/s/ Steven E. Fass
Name:	Steven E. Fass
Title:	President

FOLKSAMERICA REINSURANCE COMPANY

by	/s/ Edward J. Stanco
Name:	Edward J. Stanco
Title:	President and Chief Executive Officer

WHITE MOUNTAINS ADVISORS, LLC.

by	/s/ Mark J. Plourde
Name:	Mark J. Plourde
Title:	Chief Financial Officer, Treasurer and Chief Compliance Officer

SCHEDULE A

The following is a list of the executive officers and directors of WTM, setting forth, for each person, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

The residence or business address for each of the individuals listed below is Harborside Financial Center, Plaza 5, Jersey City, New Jersey 07311-0114.

Name/Citizenship	Position at WTM	Present Principal Occupation or Employment*
Raymond Barrette	Director	Retired
Bruce R. Berkowitz	Director	Managing Director of Fairholme Capital Management, L.L.C.
John J. Byrne	Chairman of the Board	Chairman of the Board of WTM
Howard L. Clark, Jr.	Director	Vice Chairman of Lehman Brothers, Inc.
Robert P. Cochran	Deputy Chairman of the Board	Chairman and Chief Executive Officer of Financial Security Assurance Holdings, Ltd.
Steven E. Fass	Director, President and Chief Executive Officer	President and Chief Executive Officer of WTM
David T. Foy	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of WTM
A. Michael Frinquelli	Director	Manager of Renaissance Fund Advisors Inc.
George J. Gillespie, III	Director	Special Counsel to Cravath, Swaine & Moore LLP
John D. Gillespie	Director	Managing Member of Prospector Partners, LLC
Edith E. Holiday	Director	Operating Trustee of TWE Holdings I and II Trusts
J. Brian Palmer	Chief Accounting Officer	Chief Accounting Officer of WTM
Robert L. Seelig	General Counsel	General Counsel of WTM
Lowndes A. Smith	Director	Managing Partner of Whittington Gray Associates
Allan L. Waters	Director	Managing Member of Mulherrin Capital Advisors, LLC

SCHEDULE B

The following is a list of the executive officers and directors of FA Re, setting forth, for each person, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

The residence or business address for each of the individuals listed below is  Bohusgatan 14, SE-106 60, Stockholm, Sweden.

Name/Citizenship	Position at FA Re	Present Principal Occupation or Employment*
Dennis P. Beaulieu	Director	Corporate Secretary of WTM
Lars Ek / Sweden	Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Sirius International Insurance Corporation
Steven E. Fass	Chairman of the Board	President and Chief Executive Officer of WTM
David T. Foy	Director	Executive Vice President and Chief Financial Officer of WTM
Anders Henriksson / Sweden	President	President of FA Re
John D. Liberator	Deputy Chairman of the Board	President of Folksamerica Re Solutions Ltd.
Robert L. Seelig	Director	General Counsel of WTM
Goran Thorstensson / Sweden	Director	President and Chief Executive Officer of Sirius International Insurance Corporation
Michael E. Tyburski	Director	President of White Mountains Re Services LLC

SCHEDULE C

The following is a list of the executive officers and directors of WMHBL, setting forth, for each person, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  All directors and officers listed below are citizens of the United States.

The residence or business address for each of the individuals listed below is The Bank of Butterfield Building, 42 Reid Street, Hamilton HM 12 Bermuda.

Name/Citizenship	Position at WMHBL	Present Principal Occupation or Employment*
Dennis P. Beaulieu	Director	Corporate Secretary of WTM
Steven E. Fass	Director and President	President and Chief Executive Officer of WTM
Robert L. Seelig	Director and Vice President	General Counsel of WTM

SCHEDULE D

The following is a list of the executive officers and directors of FRC, setting forth, for each person, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

The residence or business address for each of the individuals listed below is One Liberty Plaza, New York, New York 10006.

Name/Citizenship	Position at FRC	Present Principal Occupation or Employment*
Diane Anobile-Tuffey	Director	Vice President of WMADV
H. Clay Bassett, Jr.	Director, Executive Vice President and Chief Underwriting Officer	Executive Vice President and Chief Underwriting Officer of FRC
Joann L. DeBlasis	Director and Senior Vice President	Senior Vice President of FRC
Peter B. Haley	Director and Senior Vice President	Senior Vice President of FRC
Peter L. Hudson	Director and Senior Vice President	Senior Vice President of FRC
Edward J. Stanco	Director, President and Chief Executive Officer	President and Chief Executive Officer of FRC
Ronald C. Stanziale, Jr.	Director and Chief Financial Officer	Chief Financial Officer of FRC
Warren J. Trace	Director and Senior Vice President	Senior Vice President of FRC
Michael E. Tyburski	Director	President of White Mountains Re Services LLC
James D. Wickwire, Jr.	Director, Senior Vice President and Chief Actuary	Senior Vice President and Chief Actuary of FRC
Daniel J. Wilson	Director and Senior Vice President	Senior Vice President of FRC

SCHEDULE E

The following is a list of the executive officers and directors of WMADV, setting forth, for each person, the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  All directors and officers listed below are citizens of the United States.

The residence or business address for each of the individuals listed below is 370 Church Street, Guilford, CT, 06437.

Name	Position at WMADV	Present Principal Occupation or Employment*
Mark K. Dorcus	Managing Director and President	Managing Director and President of WMADV
Mark J. Plourde	Chief Financial Officer, Treasurer and Chief Compliance Officer	Chief Financial Officer, Treasurer and Chief Compliance Officer of WMADV